1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax
May 9, 2016
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Carey Credit Income Fund - I Registration Statement on Form N-2 File Nos. 333-198667; 814-01091
Carey Credit Income Fund 2016 T
    Registration Statement on Form N-2
    File Nos. 333-198882; 814-01094
Dear Mr. Minore:
We are writing in response to your telephonic comments with respect to the post-effective amendments to the registration statements (the “Registration Statements”) filed on Form N-2 (“POS 8(c)”) under the Securities Act of 1933, as amended (“Securities Act”), on behalf of Carey Credit Income Fund 2016 T and Carey Credit Income Fund - I (each, a “Company” and together, the “Companies”), on March 29, 2016 and April 1, 2016, respectively. The Companies have considered your comments and have authorized us, on their behalf, to make the responses and changes discussed below to the Registration Statements. These changes will be reflected in upcoming POS 8(c) filings or on a going-forward basis, as applicable.
On behalf of the Companies, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

May 9, 2016 Page 2

GENERAL COMMENTS
Comment 1.Please file a letter responding to these comments from the staff that incorporates the “Tandy” information via EDGAR.
Response 1.    This letter includes the “Tandy” information and will be filed via EDGAR.
Comment 2.    Please revise the disclosure under the heading “About this Prospectus” to clarify that the prospectus, together with any prospectus supplements, constitute the entire prospectus and that the prospectus will be supplemented as necessary to reflect subsequent material changes.
Response 2.    The disclosure has been revised accordingly.
Comment 3.    Please revise the disclosure under the heading “Our Company” to clarify that, although the Companies were formed as of September 5, 2014, Carey Credit Income Fund 2016 T and Carey Credit Income Fund —I did not commence any meaningful investment operations until October 8, 2015 and October 15, 2015, respectively.
Response 3.    The disclosure has been revised accordingly.
Comment 4.    Please explain supplementally the source of the assumptions regarding expected asset raise for the Companies disclosed in footnote 3 of the fee table and revise the disclosure in footnote 3, as necessary. Please also consider supplementing the Companies’ prospectuses in the future should the asset raise assumptions prove to be incorrect in a manner that has a material impact upon the expense ratio of the Companies.
Response 4.    The assumptions regarding the expected asset raise for the Companies and the Master Fund are based on the judgment, experience, research (including extensive discussions with the financial advisor community) and proprietary models of W. P. Carey Inc. (“W. P. Carey”), which has distributed other non-traded investment funds for more than 35 years. For example, in 2014 and 2015, Carey Financial LLC, the Companies’ dealer manager, raised approximately $1.83 billion in total equity capital for three non-traded, continuously offered investment funds. We note that, although the assets under management disclosed in the Companies’ December 31, 2015 Form 10-K filings were small, we do not believe that this is representative of the expected fund raising efforts on behalf of the Companies for 2016. We specifically note that continuously offered non-traded investment funds (like the Companies) typically have substantial ramp-up periods before significant sales occur, as they are required to complete lengthy broker/dealer due diligence processes prior to being placed on key broker/dealer firm’s distribution platforms. The Companies have now largely completed these due diligence procedures and assembled a substantial portion of their broker/dealer selling syndicate. Consistent with historical

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results for other W. P. Carey continuously offered non-traded investment funds, the Companies expect this selling syndicate to generate significant 2016 sales activity for the Companies. Based on the foregoing, we believe that the numbers provided with respect to assets expected to be raised in 2016 are appropriate and reasonable estimates, as required by Form N-2 instructions.
Further, because Carey Credit Income Fund (the “Master Fund”), whose operations we believe are the key determinate of each Company’s expense ratio, is in the early stages of its operations, we hereby represent that, to the extent that the asset raise fails to meet projections as of July 31, 2016 and to the extent that such failure materially impacts the expense ratio of a Company, the Company will supplement its prospectus to appropriately disclose revised information to investors.

Comment 5.    Please revise the disclosure under the heading “Risk Factors” to include any additional risk factors relevant to the Companies.
Response 5.    We respectfully acknowledge the comment and note that we believe that the current risk disclosure is appropriate, after a thorough updating process that was executed in conjunction with the preparation of the annual reports.
Comment 6.    Under the heading “Risk Factors” please revise the risk factor that states, “[o]ur distributions may exceed our taxable earnings and profits, particularly during the period before we have substantially invested the net proceeds from our securities offering. Therefore, portions of the distributions that we pay may represent a return of capital to you, which will lower your tax basis in your Shares and reduce the amount of funds we have for investment in portfolio companies,” to highlight the effect distributions may have on lowering an investor’s tax basis in the Shares, particularly with respect to increasing an investor’s capital gains in a subsequent sale of Company Shares.
Response 6.    The disclosure has been revised accordingly.
Comment 7.    Under the heading “Risk Factors”, please revise the last sentence of the risk factor which states “[t]he disposition of our investments may result in contingent liabilities,” to discuss the effects of contingent liabilities that may result in funding obligations on the Companies and their shareholders. Please specifically clarify whether shareholders would be required to return distributions made to them by the Companies under the circumstances discussed in the risk factor.
Response 7.    The disclosure has been revised accordingly. Shareholders will not be required to return distributions made to them by the Companies under the circumstances discussed in the risk factor.
Comment 8.    Please revise the second sentence of the first paragraph under the heading “Net Asset Value Determinations in Connection with this Continuous Offering” to

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state, “[t]o the extent otherwise permitted or required under the rules and regulations of the SEC, …”
Response 8.    The disclosure has been revised to state in the Carey Credit Income Fund — I Registration Statement, “Except to the extent otherwise permitted under the rules and regulations of the SEC, we will sell our Shares at a price necessary to ensure that Shares are not sold at a price per share, after deducting Dealer Manager fees, that is below our net asset value per share.”
The disclosure has been revised to state in the Carey Credit Income Fund 2016 T Registration Statement, “Except to the extent otherwise permitted under the rules and regulations of the SEC, we will sell our Shares at a price necessary to ensure that Shares are not sold at a price per share, after deducting sales commissions and Dealer Manager fees, that is below our net asset value per share.”
Comment 9.    Please revise the third paragraph under the heading “Net Asset Value Determinations in Connection with this Continuous Offering” to clarify that, consistent with Sections 23 and 63 of the Investment Company Act of 1940, as amended (the “1940 Act”), the net asset value of each Company will be determined in connection with all subscription closings.
Response 9.    Sections 23(b) of the 1940 Act, made applicable to business development companies under Section 63 of the 1940 Act, generally prohibits business development companies from selling their shares at a net offering price below the then calculated (within 48 hours of the date of sale) net asset value. In connection with ensuring compliance with this requirement, Carey Credit Advisors, LLC, pursuant to authority delegated to it by each Company’s Board of Trustees (the “Boards”) and in accordance with valuation procedures approved and overseen by the Boards, calculates each Company’s net asset value on a regular basis, including within 48 hours prior to each weekly sale of shares. Further, the Boards currently review and confirm the Company’s management recommendation to change a Company’s gross offering price to prevent the Company from selling shares at a net offering price below its then calculated net asset value (or above a 2.5% premium to its then calculated net asset value) as disclosed in the relevant prospectus. We have clarified the existing disclosure in each prospectus to so reflect.
Comment 10.    Pursuant to Item 8.6(e) of Form N-2, please add disclosure regarding the special risks of investing in a business development company to the introductory paragraph under the heading "Risk Factors."
Response 10.    The disclosure has been revised accordingly.
ACCOUNTING COMMENTS
Comment 11.    Please confirm that all wholly-owned subsidiaries have been consolidated into the financials of the Master Fund.

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Response 11.    We hereby confirm.
Comment 12.    Please confirm that an analysis was conducted under Regulation S-X Rules 3-09 and 4-08(g).
Response 12.    We hereby confirm.
Comment 13.    With respect to non-qualified assets, in accordance with Instruction 1.b to Form N-2 item 8.6(c), on a going-forward basis, please add a footnote describing the significance of non-qualified assets in the Schedule of Investments.
Response 13.    We hereby confirm that the disclosure will be revised accordingly on a going-forward basis with the following text in a footnote to the Master Fund’s Schedule of Investments “…Under the 1940 Act we may not acquire any non-qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets.”
Comment 14.    We note that, if the Companies or the Master Fund hold shares of money market funds, those shares should be reflected in the Schedule of Investments. Please confirm that the Companies and the Master Fund do not currently hold interests in money market funds and that the Companies and the Master Fund will appropriately reflect any shares held in the future in their respective Schedule of Investments.
Response 14.    We hereby confirm that the Companies and the Master Fund do not currently hold any shares of money market funds. We further confirm that the Companies and the Master Fund will appropriately report such holdings on their respective Schedule of Investments on a going-forward basis, as applicable.
* * * *
In addition, we are authorized by our client to acknowledge the following on each Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.
Sincerely,

/s/ Richard Horowitz

Richard Horowitz